UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                            NEOSE TECHNOLOGIES, INC.
                            ------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.01 Per Share
                    ---------------------------------------
                         (Title of Class of Securities)

                                   640522108
                                   ---------
                                 (CUSIP Number)

                               James E. Kaye, Esq.
                       Akin Gump Strauss Hauer & Feld LLP
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 17, 2004
                                  ------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                               Page 1 of 13 Pages
                             Exhibit Index: Page 13

                                  SCHEDULE 13D

CUSIP No. 640522108                                           Page 2 of 13 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  MHR CAPITAL PARTNERS LP

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                               a. [ ]
                                               b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  WC

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  949,078
    Shares

Beneficially               8        Shared Voting Power
 Owned By                                   0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   949,078
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                  949,078

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                  [X]

13       Percent of Class Represented By Amount in Row (11)

                  4.8%

14       Type of Reporting Person (See Instructions)

                  PN

                                  SCHEDULE 13D

CUSIP No. 640522108                                           Page 3 of 13 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  MRL PARTNERS LP

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                               a. [ ]
                                               b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  AF

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  502,759
    Shares

Beneficially               8        Shared Voting Power
 Owned By                                   0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   502,759
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                  502,759

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                  [X]

13       Percent of Class Represented By Amount in Row (11)

                  2.5%

14       Type of Reporting Person (See Instructions)

                  PN

                                  SCHEDULE 13D

CUSIP No. 640522108                                           Page 4 of 13 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  OTT LLC

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                               a. [ ]
                                               b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  42,105
    Shares

Beneficially               8        Shared Voting Power
 Owned By                                   0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   42,105
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                  42,105

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                  [X]

13       Percent of Class Represented By Amount in Row (11)

                  0.2%

14       Type of Reporting Person (See Instructions)

                  OO

                                  SCHEDULE 13D

CUSIP No. 640522108                                           Page 5 of 13 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  MHR ADVISORS LLC

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                               a. [ ]
                                               b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  0
    Shares

Beneficially               8        Shared Voting Power
 Owned By                                   1,451,837
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            1,451,837

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                  1,451,837

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                  [X]

13       Percent of Class Represented By Amount in Row (11)

                  7.3%

14       Type of Reporting Person (See Instructions)

                  OO

                                  SCHEDULE 13D

CUSIP No. 640522108                                           Page 6 of 13 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  MARK H. RACHESKY, M.D.

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                               a. [ ]
                                               b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  United States of America

                           7        Sole Voting Power
 Number of                                  1,566,671
    Shares

Beneficially               8        Shared Voting Power
 Owned By                                   0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   1,566,671
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                  1,566,671

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                  [ ]

13       Percent of Class Represented By Amount in Row (11)

                  7.8%

14       Type of Reporting Person (See Instructions)

                  IN; HC

                                                              Page 7 of 13 Pages


                  This Amendment No. 1 to Schedule 13D relates to the Common Stock, par value $0.01 per share (the "Shares") of Neose Technologies, Inc. (the "Issuer"). This Amendment No. 1 supplementally amends the initial statement on
Schedule 13D, dated July 9, 1999 (the "Initial Statement"), filed by the Reporting Persons (as defined herein). This Amendment No. 1 is being filed by the Reporting Persons to report the number of Shares which the Reporting Persons may be deemed to beneficially own has increased by more than one percent of the current amount of outstanding Shares. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.           Identity and Background

                  This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  (i) MHR Capital Partners LP ("MHR");

                  (ii) MRL Partners LP ("MRL");

                  (iii) OTT LLC ("OTT");

                  (iv) MHR Advisors LLC ("Advisors"); and

                  (v) Mark H. Rachesky, M.D. ("Dr. Rachesky")

                  This Statement relates to the Shares held for the accounts of MHR, MRL, OTT and Dr. Rachesky. The general partner of MHR and MRL is Advisors. Dr. Rachesky is the Managing Member of Advisors and OTT and, in such capacity, may be deemed to having voting and dispositive power over the Shares and other securities held for the accounts of MHR, MRL and OTT.

Item 3.           Source and Amount of Funds or Other Consideration

                  MHR expended approximately $4,999,997 of its working capital to purchase the securities reported herein as having been acquired since March 20, 2004 (60 days prior to the date hereof), as set forth in Annex A herein.

                  The securities held for the accounts of MHR, MRL, OTT and Dr. Rachesky may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. The positions which may be held in the margin accounts, including the Shares, may be pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 4.           Purpose of Transaction

                  Dr. Rachesky serves on the board of directors of the Issuer. As a director of the Issuer, Dr. Rachesky may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

                                                              Page 8 of 13 Pages


                  The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

Item 5.           Interest in Securities of the Issuer

                  According to information provided by the Issuer to the Reporting Persons, there were 19,968,437 Shares outstanding as of May 18, 2004.

                  (a) (i) MHR may be deemed the beneficial owner of 949,078 Shares (approximately 4.8% of the total number of Shares outstanding). This number consists of 949,078 Shares held for its account.

                      (ii) MRL may be deemed the beneficial owner of 502,759 Shares (approximately 2.5% of the total number of Shares outstanding). This number consists of 502,759 Shares held for its account.

                      (iii) OTT may be deemed the beneficial owner of 42,105 Shares (approximately 0.2% of the total number of Shares outstanding). This number consists of 42,105 Shares held for its account.

                      (iv) Advisors may be deemed the beneficial owner of 1,451,837 Shares (approximately 7.3% of the total number of Shares outstanding). This number consists of A) 949,078 Shares held for the account of MHR, and
B) 502,759 Shares held for the account of MRL.

                      (v) Dr. Rachesky may be deemed the beneficial owner of 1,566,671 Shares (approximately 7.8% of the total number of Shares outstanding assuming the exercise of all presently-exercisable options held for Dr. Rachesky's account). This number consists of A) 949,078 Shares held for the account of MHR, B) 502,759 Shares held for the account of MRL, C) 42,105 Shares held for the account of OTT, and D) 72,729 Shares issuable upon the exercise of all options held for the account of Dr. Rachesky.

                  (b) (i) MHR may be deemed to have the sole power to direct the voting and disposition of the 949,078 Shares which may be deemed to be beneficially owned by MHR as described above.

                      (ii) MRL may be deemed to have the sole power to direct the voting and disposition of the 502,759 Shares which may be deemed to be beneficially owned by MRL as described above.

                      (iii) OTT may be deemed to have the sole power to direct the voting and disposition of the 42,105 Shares which may be deemed to be beneficially owned by OTT as described above.

                      (iv) Advisors may be deemed to have shared power to direct the voting and disposition of the 1,451,837 Shares which may be deemed to be beneficially owned by MHR and MRL as described above.

                      (iii) Dr. Rachesky may be deemed to have the sole power to direct the voting and disposition of the 1,566,671 Shares which may be deemed to be beneficially owned by MHR, MRL, OTT and Dr. Rachesky as described above.

                                                              Page 9 of 13 Pages


                  (c) Except for the transactions listed on Annex A hereto, all of which were effected in a private transaction with the Issuer on May 17, 2004, there have been no transactions with respect to the Shares since March 20, 2004 (60 days prior to the date hereof) by any of the Reporting Persons.

                  (d) (i) The partners of MHR, including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of MHR in accordance with their partnership interests in MHR.

                      (ii) The partners of MRL, including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of MRL in accordance with their partnership interests in MRL.

                      (iii) The members of OTT have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of OTT in accordance with their membership interests in OTT.

                  (e) As of the date hereof, each of MHR, MRL and OTT ceased to be the beneficial owners of more than five percent of the Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  On May 17, 2004, the Issuer entered into a subscription agreement (the "Subscription Agreement") with MHR (the form of such agreement is attached hereto as Exhibit 7.3 and incorporated herein by reference in response to this Item 6). Pursuant to the Subscription Agreement, MHR purchased 738,552 Shares for a purchase price of $6.77. The offering and sale of the Shares by the Issuer were made pursuant to a Registration Statement on Form S-3 (Registration No. 333-106327).

                  From time to time each of the Reporting Persons may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and retain dividends during the term of the loan. From time to time, to the extent permitted by applicable law, each of the Reporting Persons may borrow securities, including the Shares, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short sale positions in such securities.

                  The foregoing descriptions of the Subscription Agreement does not purport to be complete and are qualified in their entirety by the terms of such document which is incorporated herein by reference.

                  Except as otherwise set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

                                                             Page 10 of 13 Pages

Item 7.           Material to be filed as Exhibits.

                  The Exhibit Index is incorporated by reference.

                                                             Page 11 of 13 Pages


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: May 19, 2004               MHR CAPITAL PARTNERS LP

                                 By: MHR Advisors LLC,
                                     its General Partner

                                 By: /s/ Hal Goldstein
                                     --------------------------
                                     Name:    Hal Goldstein,
                                     Title:   Vice President


                                 MRL PARTNERS LP

                                 By: MHR Advisors LLC,
                                     its General Partner

                                 By: /s/ Hal Goldstein
                                     ----------------------------
                                     Name:    Hal Goldstein,
                                     Title:   Vice President

                                 OTT LLC


                                 By: /s/ Hal Goldstein
                                     ----------------------------
                                     Name:    Hal Goldstein
                                     Title:   Authorized Signatory

                                 MHR ADVISORS


                                 By: /s/ Hal Goldstein
                                     ----------------------------
                                     Name:    Hal Goldstein,
                                     Title:   Vice President

                                 MARK H. RACHESKY, M.D.


                                 By: /s/ Mark H. Rachesky, M.D.
                                     ----------------------------

                                                             Page 12 of 13 Pages

                                     ANNEX A
                    RECENT TRANSACTIONS IN THE SECURITIES OF
                            NEOSE TECHNOLOGIES, INC.

                           Date of      Nature of     Number of
For the Account of       Transaction    Transaction   Securities           Price
------------------       -----------    -----------   ----------           -----

MHR Capital Partners     May 17, 2004      Buy        738,552 Shares       $6.77

                                                             Page 13 of 13 Pages

                                  EXHIBIT INDEX

Exhibit                                                                 Page No.
-------                                                                 --------

7.3 Form of the Subscription Agreement, by and between Neose Technologies, Inc. and the Investor /1/





----------------------------------------
/1/ Filed on May 19, 2004 as Exhibit A to Exhibit 99.2 to the Issuer's current report on Form 8-K (Commission File Number 000-27718)